JEFFREY G. KLEIN, P.A.

2600 North Military Trail,  Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)241-4943

December 15, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Re:

Medical Connections Holdings, Inc.

Amendment No. 1 to Information Statement on

 Schedule 14c

Filed  November 13, 2008

File No.  333-72376

Dear Sir/Madam:

The following response is filed in connection with the Commission’s comment letter dated  November  28, 2008.

1.With respect to comment No. 1 regarding audit related fees:

We have disclosed that there were no audit related fees incurred by the Company with respect to  assurance and related services by our principal accountant.

We have also updated the schedule for compensation paid to officers and director to reflect compensation paid to Luke Janson for the six months ended June 30, 2008

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
Medical Connections Holdings, Inc.